| **Primary Business Name: PURESTREAM, LLC** | **BD Number: 306750** |

**BD - AMENDMENT**

**03/10/2022**

## BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

○ Yes   ⦿ No

Ownership Codes:  **NA - less than 5%**        **B - 10% but less than 25%   D- 50% but less than 75%**

**A  - 5% but less than 10%   C - 25% but less than 50%   E - 75% or more**

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| BROWN, SCOTT | I | FINOP / PFO / POO | 12/2019 | NA | N | N | 6694802 |
| DIAZ, ARMANDO ANTHONY | I | CHIEF EXECUTIVE OFFICER | 10/2019 | NA | Y | N | 2013893 |
| HOOVER, SEAN CHRISTOPHER | I | CHIEF OPERATING OFFICER | 10/2019 | NA | Y | N | 2618602 |
| Krieger, Aaron Hale | I | GENERAL COUNSEL & CHIEF COMPLIANCE OFFICER | 02/2022 | NA | N | N | 7452592 |
| PURESTREAM TRADING TECHNOLOGIES INC. | DE | DIRECT OWNER | 10/2019 | E | Y | N | 83-1731926 |
| WAGLE, YOGESH SHARAD | I | CO-CHIEF OPERATING OFFICER & CHIEF TECHNOLOGY OFFICER | 10/2019 | NA | Y | N | 2852619 |